Exhibit 99.1

ParaZero Introduces New Geocaging Functionality Targeting Air Mobility Safety in Restricted Areas

The new solution provide drone’ saftey systems with secure long-range and beyond visual line of sight (BVLOS)

Tel Aviv, Israel, Sept. 27, 2023 (GLOBE NEWSWIRE) --  ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, today announced the addition of a unique safety functionality for its systems to support geocaging capabilities.

The new feature is a crucial part in operating drones and air mobility vehicles in populated and restricted areas and in long-range and beyond visual line of sight (BVLOS) operations.

When drones function in restricted zones or exceed their designated areas, they can pose threats to nearby aircraft, individuals or structures. To address these concerns, a standalone geo-restriction feature for drones, known as geocaging, separates the system from other devices on the Unmanned Aerial Vehicle (UAV). This feature offers additional positioning resources for tasks demanding a higher level of reliability and accessibility than what is achievable with standard GPS or geofencing methods.

“The operating of drones and UAVs, depends first and foremost on the safety of the surrounding areas and is only allowed by most teritorities and regulators when equipped with high safety solutions. One of the challenges for drone operators is out-of-area flights and BVLOS that travel to restricted areas. Our new geocaging functionality helps to locate the limits of unathorized areas and safely guides the drone to avoide collisions with other vehicles and crashes in crowded territories,” said Aaron Gabriel Gliner, Director of Business Development & Regulation of ParaZero.

With the help of ParaZero’s safety technology, a multitude of organizations and drone pilots around the world have gained the regulatory green light for more complex operations. This encompasses not only BVLOS missions but also operations over people (OOP), operations in high-density urban areas and drone-based delivery services. These milestones highlight the crucial role that reliable, quick-response safety systems play in ensuring both the drone’s security and that of the environment it operates in.

About ParaZero Technologies

ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how its geocaging functionality helps to locate the limits of unauthorized areas and safely guides the drone to avoid collisions with other vehicles and crashes in crowded territories, and the crucial role that reliable, quick-response safety systems play in ensuring both the drone’s security and that of the environment it operates in. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com